Exhibit I

January 31, 2017

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2016 FINANCIAL RESULTS, AN INCREASE TO ITS COMMON DISTRIBUTION, CERTAIN AMENDMENTS TO ONE OF ITS MANAGEMENT AGREEMENTS AND FLEET EMPLOYMENT UPDATES

ATHENS, GREECE — (Marketwired) — 01/31/17 — Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping partnership, today released its financial results for the fourth quarter ended December 31, 2016.

The Partnership’s net income for the quarter ended December 31, 2016 was $13.7 million compared with $15.4 million for the fourth quarter of 2015 and $11.8 million for the previous quarter ended September 30, 2016. After taking into account the preferred interest in net income attributable to the unit holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of December 31, 2016 (the “Class B Units” and the “Class B Unitholders”), and the interest attributable to the general partner, net income per common unit for the quarter ended December 31, 2016 was $0.09, compared to $0.10 for the fourth quarter of 2015 and $0.07 for the previous quarter ended September 30, 2016.

Operating surplus (a non-GAAP financial measure) prior to Class B Units distributions for the quarter ended December 31, 2016 amounted to $34.0 million, a decrease of 3% compared to $35.2 million for the fourth quarter of 2015 and an increase of 7% compared to $31.7 million for the previous quarter ended September 30, 2016, excluding the previously disclosed proceeds from the sale of the Hyundai Merchant Marine Co. Ltd shares (“HMM”) of $29.7 million. We allocated $14.6 million to the capital reserve during the fourth quarter of 2016, unchanged compared to the previous quarter. As announced on April 26, 2016, the Partnership intends to make quarterly allocations to a capital reserve for the foreseeable future to fully provide for the debt repayments coming due through the end of 2018. Operating surplus after the quarterly allocation to the capital reserve and distributions to the Class B Unitholders was $16.6 million for the fourth quarter in 2016. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Total revenues for the fourth quarter of 2016 reached $62.4 million, an increase of 5% compared to $59.4 million during the fourth quarter of 2015. The increase in total revenues was primarily a result of the expansion of our fleet partly offset by the reduction in the charter rate payable to our vessels under charter with HMM following its financial restructuring in July 2016.

Total expenses for the fourth quarter of 2016 were $43.2 million compared to $38.9 million in the fourth quarter of 2015. Total vessel operating expenses during the fourth quarter of 2016 amounted to $20.4 million, an increase of 11% compared to $18.3 million during the fourth quarter of 2015. The increase primarily reflects the expansion of our fleet. Total expenses for the fourth quarter of 2016 includes vessel depreciation and amortization of $18.4 million compared to $17.0 million in the fourth quarter of 2015, an increase of 8% which is also attributable to the expansion of our fleet. General and administrative expenses for the fourth quarter of 2016 increased to $1.8 million, compared to $1.3 million in the fourth quarter of 2015, primarily as a result of certain expenses related to the acquisition of M/T ‘Amor’ incurred during the fourth quarter of 2016 and equity compensation expenses recognized during 2016 in relation to our Incentive Compensation Plan.

Total other expense, net for the fourth quarter of 2016 was $5.4 million compared to $5.1 million for the fourth quarter of 2015. Total other expense, net in the fourth quarter of 2016 includes interest expenses and finance costs of $6.2 million, compared to $5.5 million in the fourth quarter of 2015. The increase primarily reflects higher interest costs incurred during the fourth quarter of 2016, mainly as a result of an increase in the principal amount of debt outstanding during the period compared to the same period in 2015 and an increase in the LIBOR weighted average interest rate. Other income increased to $0.8 million in the fourth quarter of 2016 compared to $0.4 million in the fourth quarter of 2015 mainly due to an increase in foreign exchange gains recognized during the fourth quarter of 2016 compared to the same period in 2015.

As of December 31, 2016, total partners’ capital amounted to $927.8 million, a decrease of $10.0 million compared to $937.8 million as of December 31, 2015. The decrease primarily reflects distributions declared and paid during 2016 in the total amount of $68.2 million, partially offset by our net income for the year ended December 31, 2016, the net proceeds from the issuance of common units under our at-the-market equity offering (the “ATM offering”) and the equity compensation expense.

As of December 31, 2016, the Partnership’s total debt increased by $33.4 million to $605.0 million, compared to $571.6 million as of December 31, 2015. The increase was due to a $35.0 million drawdown under our $225.0 million senior secured credit facility with ING Bank to fund the acquisition of the M/V ‘CMA CGM Magdalena’, which was delivered in February 2016, and the assumption of a $15.8 million term loan under a new credit facility with ING Bank, in relation to the acquisition of the M/T ‘Amor’ in the fourth quarter of 2016. The term loan is non-amortizing for a period of two years from the anniversary of the dropdown of the M/T ‘Amor’ with an expected final maturity date in November 2022. The interest margin on the term loan is 2.50%. The term loan is subject to ship finance covenants similar to the covenants applicable under our existing facilities. The increase in the Partnership’s total debt was partially offset by $17.4 million of scheduled loan principal payments under the $225.0 million ING Bank credit facility during the year 2016.

Acquisition of M/T ‘Amor’

In October 2016, as previously announced, we acquired from Capital Maritime the eco-type MR product tanker ‘Amor’ (49,999 dwt IMO II/III Chemical Product Tanker built 2015, Samsung Heavy Industries (Ningbo) Co., Ltd.) for total consideration of $32.7 million, including the assumption of a $15.8 million term loan under a new credit facility with ING Bank, $16.0 million in cash and the issuance of 283,696 new common units to Capital Maritime. The M/T ‘Amor’ is employed under a time charter to Cargill at a gross daily rate of $17,500.

Management Agreement Amendments

The Partnership has entered into an agreement with our Manager, Capital Ship Management (“CSM”), a subsidiary of our sponsor Capital Maritime, to amend certain terms under the Crude Carriers Management Agreement, which applies to three of our crude tanker vessels in our fleet, the M/T ‘Aias’, the M/T ‘Miltiadis M II’ and the M/T ‘Amoureux’, which were acquired as part of the merger with Crude Carriers Corp. in September 2011. Under the terms of the amendments, CSM has agreed to waive going forward (i) the sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of the three vessels and (ii) the commercial services fee equal to 1.25% of all gross charter revenues generated by each of the three vessels for commercial services rendered. There is no consideration payable by the Partnership for these amendments. The effective date of these amendments is January 1, 2017. There are no other such fees payable to CSM for any of our vessels.

Fleet Employment Update

In connection with the spin-off of International Seaways, Inc. (“INSW”) (formerly known as OSG International Inc.), a wholly owned subsidiary of Overseas Shipholding Group (“OSG”), from its parent, INSW agreed to increase the gross daily hire rate of M/T ‘Aristotelis II’, M/T ‘Alexandros II’ and M/T ‘Aris II’ from $6,250 per day to $6,600 per day commencing on November 30, 2016 until the end of their respective bareboat charter agreements in July 2018.

The M/T ‘Aristotelis’ (51,604 dwt IMO II/III Chemical Product Tanker built 2013, Hyundai Mipo Dockyard Ltd., South Korea) has secured new time charter employment with Capital Maritime for twelve months (+/- 30 days) at a gross daily rate of $13,750. The new charter commenced in January and the earliest re-delivery is in December 2017. The charterer has the option to extend the time charter for an additional twelve months (+/-30 days) at a gross daily rate of $15,000. The vessel was previously employed under a time charter to Capital Maritime at a gross daily rate of $19,000.

The M/T ‘Arionas’ (36,725 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker, built 2006, Hyundai Mipo Dockyard, South Korea) has been chartered to Capital Maritime for 12 months (+/- 30 days) at a gross daily rate of $11,000 per day. The charter commenced in January with the earliest charter expiration in December 2017. The charterer has the option to extend the time charter for an additional twelve months (+/-30 days) at a gross daily rate of $13,750. The vessel had been previously employed in the spot market, as it completed its scheduled special survey in November 2016.

As a result of the new charters listed above, our charter coverage for 2017 has increased to 82%.

Quarterly Common and Class B Unit Cash Distribution

On January 18, 2017, the Board of Directors of the Partnership declared an increased cash distribution of $0.08 per common unit for the fourth quarter of 2016 payable on February 15, 2017 to common unit holders of record on February 6, 2017.

In addition, on January 18, 2017, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the fourth quarter of 2016, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The fourth quarter of 2016 Class B Unit cash distribution will be paid on February 10, 2017 to Class B Unitholders of record on February 3, 2017.

Market Commentary

Product & Crude Tanker Markets

Product tanker spot rates remained depressed for most of the fourth quarter of 2016, but saw a gradual improvement towards the latter part of the three-month period. In the first month of the quarter, the market was under pressure as lack of arbitrage opportunities and high product inventories had a negative impact on medium-range tanker (“MR”) chartering activity, offsetting firm U.S. and Chinese product exports. However, the market improved from November onwards, particularly in the western hemisphere, on the back of seasonally stronger demand, increased West Africa imports and refinery outages in Latin America. Furthermore, the gasoline arbitrage window opened in the Atlantic and as a result rates on the transatlantic trade rose to the highest level since January 2016. The market also strengthened in the eastern hemisphere as refineries returned from maintenance, but the improvement was moderated by high vessel supply.

As a result of the weak spot market overall, the period market remained close to historically low levels with only a limited amount of period fixtures taking place in the fourth quarter of 2016.

On the supply side, there was minimal activity in terms of new orders for product tankers and the MR orderbook currently stands at 9.0%, its lowest level since 2000. In addition, the product tanker deliveries continued to experience slippage during 2016, as approximately 27% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts estimate that net fleet growth for product tankers will amount to 3.6% in 2017, well below the 2016 growth rate of 6.1%. On the demand side, analysts expect growth of 2.0%, largely supported by continued growth in U.S. products exports, as well as an expected decline in European refinery throughput, which is expected to have a positive impact on product imports in the region.

Suezmax spot earnings improved considerably in the fourth quarter of 2016, compared to the previous quarter. Demand for Suezmaxes was seasonally strong, while overall volumes were boosted by a sharp rise in crude oil cargoes in the Middle Eastern Gulf and West Africa. OPEC oil production reached record levels increasing employment opportunities for Suezmaxes, at the same time as oil production in Nigeria recovered on the back of a de-escalation in oil supply disruptions. In addition, Chinese crude oil imports continued rising, reaching a new record in December, buoyed by increased demand from teapot refineries. In addition to the high seasonal demand, vessel supply was tightened as a result of increased transit delays, which contributed to the positive sentiment.

The firm spot market had some positive impact on period activity, although the number of fixtures reported during the quarter remained limited.

On the supply side, the Suezmax orderbook represented, at the end of 2016, approximately 17.7% of the current fleet. Contracting activity has been subdued, with 14 Suezmax tankers ordered in 2016, while analysts estimate that slippage for the twelve-month period amounted to 31% of the expected deliveries for 2016. In terms of demand, Chinese and Indian seaborne crude imports are projected to rise firmly in 2017, by 8% and 5% respectively, potentially partly counterbalancing the negative impact from the announced oil production reduction by OPEC and some non-OPEC producers in 2017.

Neo-Panamax Container Market

The container charter market in the fourth quarter of 2016 remained largely unchanged compared to the previous quarter, with container vessels of all types being chartered at or close to historically low levels.

The container sector consolidation continued with Japan’s three biggest liner companies agreeing to combine their container operations, while Maersk Line announced an agreement to acquire the German container shipping line, Hamburg Süd. If all announced mergers acquisitions materialize, it is estimated that the top ten liner companies will deploy around 80% of the available container tonnage.

The idle container fleet saw a marginal increase from 6.7% in the previous quarter to 7% at the end of the fourth quarter of 2016.

Analysts have revised their demand growth estimate for containerized cargo for full-year 2016 down to 3.2% from 3.4% in the previous quarter, with net fleet growth for 2016 also being revised downwards to 1.1% from 2.2% in the previous quarter. The substantial reduction in the net fleet growth estimate was mainly due to a surge in demolition towards the end of 2016. The total container vessel demolition for the year amounted to a record 660,000 TEU compared to 193,156 TEU for 2015. The average age of scrapped tonnage fell to 18.6 years from 23 years in 2015.

As at the end of the fourth quarter of 2016, the container order book stood at 15.9% of the current fleet, down from 16.4% in the previous quarter, which is the lowest since 1999, while slippage for container vessels of all sizes amounted to 36% for the full year. Going into 2017 analysts forecast demand growth of 4.0% to marginally outpace net fleet growth of 3.7%.

The increased consolidation currently under process in the liner business, as well as the rationalization of the supply of vessels through increased vessel demolition, cancellation of newbuilding orders and slippage as well as lack of new ordering, is expected to set the ground for a supply led recovery for container charter rates in the medium to long run.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“The start of 2016 was marked by the severe equity and debt market pricing dislocation that affected the majority of publicly traded master limited partnerships, including us and which adversely impacted our cost of capital. As a result, in April 2016, our board of directors approved a quarterly capital reserve of $14.6 million to fully provide for the substantial debt repayments coming due up until the end of 2018 and set a new, sustainable common unit distribution level.

“Since then, we have taken steps to address a number of the issues that caused the underperformance of our units. First, we successfully renegotiated our charters with HMM, one of our largest counterparties, which went through a major financial restructuring. This resulted in a 20% reduction of the charter rates of our vessels employed with HMM effective until the end of 2019. However, the financial impact of this reduction was largely offset by promptly liquidating the equity compensation we successfully negotiated and received from HMM in return for this charter rate reduction, as we recovered approximately 80% of our total charter hire loss. Second, we expanded our fleet by acquiring in the fourth quarter 2016 a modern, eco MR product tanker from Capital Maritime with an attractive charter to Cargill. We have funded part of the acquisition cost with the proceeds from the sale of the HMM equity compensation. Third, we continue to have access to a number of dropdown opportunities from our sponsor including five eco MR product tankers, for which we have a right of first refusal, as well as other assets including two crude Aframax tankers with five year charters. Fourth, we launched an ATM offering for up to $50 million, with the aim of raising further capital over a period of time for vessel acquisitions, debt repayment or refinancing and general corporate purposes. We aim to only gradually execute the offering. Finally, we are pleased to announce that our Sponsor, Capital Maritime, has recently agreed to waive certain legacy management fees for three vessels of our fleet, which were the only vessels in our fleet that incurred such fees.”

“As announced in October, we are pleased that with the acquisition of the MT ‘Amor’, our Board of Directors has approved the increase of our quarterly distribution to $0.08 per common unit from this quarter onwards. Our objective is to further increase the long term distributable cash flow of the Partnership by pursuing additional accretive transactions going forward and by refinancing our debt under favorable terms.”

Conference Call and Webcast

Today, January 31, 2017, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until February 7, 2017 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Neo Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana (“Flopec”), Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Pacific International Lines (Pte) Ltd, Petróleo Brasileiro S.A. (“Petrobras”), Repsol Trading S.A., Stena Bulk A.B., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, cash generation, our ability to repay external debt, future earnings, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, market and charter rate expectations, charterers’ performances, our expectations or objectives regarding future distribution amounts, our ability to repay and/or refinance our debt, our ability to pursue growth opportunities, and grow our distributions and annual distribution guidance, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

CPLP-F

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three month periods ended December 31,		For the years ended December 31,
	2016	2015	2016	2015
Revenues	$52,456	$44,816	$205,594	$156,613
Revenues – related party	9,945	14,541	36,026	63,731

Total Revenues	62,401	59,357	241,620	220,344

Expenses:
Voyage expenses	2,582	2,246	9,920	6,479
Voyage expenses - related party	92	104	360	411
Vessel operating expenses	17,542	15,745	66,637	58,625
Vessel operating expenses - related party	2,832	2,533	10,866	11,708
General and administrative expenses	1,750	1,268	6,253	6,608
Vessel depreciation and amortization	18,418	17,045	71,897	62,707

Operating income	19,185	20,416	75,687	73,806

Other income / (expense), net:
Interest expense and finance cost	(6,223)	(5,456)	(24,302)	(20,143)
Other income	782	396	1,104	1,747

Total other expense, net	(5,441)	(5,060)	(23,198)	(18,396)

Partnership’s net income	$13,744	$15,356	$52,489	$55,410

Preferred unit holders’ interest in Partnership’s net income	$2,775	$2,853	$11,101	$11,334
General Partner’s interest in Partnership’s net income	$215	$250	$818	$879
Common unit holders’ interest in Partnership’s net income	$10,754	$12,253	$40,570	$43,197
Net income per:
• Common unit, basic and diluted	$0.09	$0.10	$0.34	$0.38
Weighted-average units outstanding:
• Common units, basic and diluted	120,477,800	119,559,456	119,803,329	115,030,879

Total Partnership’s comprehensive income:	$13,744	$15,356	$52,489	$55,410

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of December 31, 2016	As of December 31, 2015
Assets
Current assets
Cash and cash equivalents	$106,678	$90,190
Trade accounts receivable, net	2,497	2,680
Prepayments and other assets	3,943	2,547
Inventories	4,761	4,407

Total current assets	117,879	99,824

Fixed assets
Advances for vessels under construction – related party	—	18,172
Vessels, net	1,367,731	1,315,485

Total fixed assets	1,367,731	1,333,657

Other non-current assets
Above market acquired charters	90,243	100,518
Deferred charges, net	4,154	3,482
Restricted cash	18,000	17,000
Prepayments and other assets	598	1,394

Total non-current assets	1,480,726	1,456,051

Total assets	$1,598,605	$1,555,875

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	$39,568	$11,922
Trade accounts payable	8,686	8,431
Due to related parties	16,095	22,154
Accrued liabilities	7,861	7,872
Deferred revenue, current	19,986	10,867

Total current liabilities	92,196	61,246

Long-term liabilities
Long-term debt, net	562,619	555,888
Deferred revenue	16,033	921

Total long-term liabilities	578,652	556,809

Total liabilities	670,848	618,055

Commitments and contingencies
Partners’ capital	927,757	937,820

Total liabilities and partners’ capital	$1,598,605	$1,555,875

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the years ended December 31,
	2016	2015
Cash flows from operating activities:
Net income	52,489	55,410
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	71,897	62,707
Amortization and write off of deferred financing costs	1,250	908
Amortization of above market acquired charters	14,542	14,864
Equity compensation expense	1,074	34
Changes in operating assets and liabilities:
Trade accounts receivable	183	(92)
Due from related parties	—	55
Prepayments and other assets	(600)	(2,102)
Inventories	(354)	(973)
Trade accounts payable	(595)	1,929
Due to related parties	(6,059)	4,657
Accrued liabilities	662	1,114
Deferred revenue	24,267	(2,207)
Dry docking costs paid	(3,670)	(2,095)

Net cash provided by operating activities	155,086	134,209

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements	(90,782)	(207,937)
Increase in restricted cash	(1,000)	(2,000)

Net cash used in investing activities	(91,782)	(209,937)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	4,546	133,327
Expenses paid for issuance of Partnership units	(784)	(739)
Proceeds from issuance of long-term debt	35,000	115,000
Payments of long-term debt	(17,354)	(121,299)
Deferred financing costs paid	(31)	(1,797)
Dividends paid	(68,193)	(122,773)

Net cash (used in) / provided by financing activities	(46,816)	1,719

Net increase / (decrease) in cash and cash equivalents	16,488	(74,009)

Cash and cash equivalents at the beginning of the year	90,190	164,199

Cash and cash equivalents at the end of the year	106,678	90,190

Supplemental cash flow information
Cash paid for interest	$23,763	$16,759
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	$1,383	$769
Offering expenses included in liabilities	$106	$—
Capitalized dry docking costs included in liabilities	$1,141	$1,687
Assumption of loan regarding the acquisition of the shares of Filonikis Product Carrier S.A.	$15,750	$—
Units issued to acquire Filonikis Product Carrier S.A.	$911	$—

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items, such as depreciation and amortization expense, amortization of above market acquired charters, straight line revenue adjustments and the proceeds from the sale of HMM shares.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended December 31, 2016	For the three month period ended December 31, 2015	For the three month period ended September 30, 2016
Partnership’s net income	13,744	15,356	11,770

Adjustments to reconcile net income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	18,928	17,376	18,604
Amortization of above market acquired charters and straight line revenue adjustments	1,355	2,429	1,332
Proceeds from the sale of HMM shares	—	—	29,706

Operating Surplus prior to capital reserve and Class B Preferred Units distribution	34,027	35,161	61,412

Capital reserve	(14,644)	—	(14,644)

Class B preferred units distribution	(2,775)	(2,853)	(2,776)

Operating Surplus after capital reserve and Class B Preferred Units distribution	16,608	32,308	43,992

Increase in recommended reserves	(6,625)	(3,008)	(34,705)

Available Cash	9,983	29,300	9,287

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.